

S
COMMISSION
20549

06003315

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-66187 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/2005_____ AND ENDING_____12/31/2005_____
                  MM/DD/YY                                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:   Meritus Financial Group, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

645 Tollgate Rd., Suite 140
(No. and Street)

| Elgin | IL | 60123 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Russell Novak & Company, LLP

(Name – *if individual, state last, first, middle name*)

| 225 W. Illinois St., Suite 300, Chicago, IL | | | 60610 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 13 2006

THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, _____Lynn Schmidt_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Meritus Financial Group, Inc._____ , as of _____December 31_____ , 20 05 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

```
"OFFICIAL SEAL"
DONNA M. SAMUELS
Notary Public, State of Illinois
My Commission Expires 09/22/08
```

_____
Notary Public

_____
Signature

_____President_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERITUS FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005



Russell Novak & Company, LLP

# Russell Novak & Company, LLP
Certified Public Accountants • Business Consultants



## INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Meritus Financial Group, Inc.

We have audited the statement of financial condition of Meritus Financial Group, Inc. as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to the claims of creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meritus Financial Group, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The infomation contained in the supplemental material is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Russell Novak & Company, LLP*

January 9, 2006

225 West Illinois Street • Suite 300 • Chicago, Illinois 60610
312.222.1400 • fax 312.222.1377

## MERITUS FINANCIAL GROUP, INC.
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2005

### ASSETS

ASSETS

| | |
|---|---:|
| Cash | $ 59,510 |
| Receivable from brokers - dealers | 6,197 |
| Due from officers | 654 |
| | |
| Total Assets | $ 66,361 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

| | |
|---|---:|
| Accrued expenses and accounts payable | $ 289 |
| | |
| Total Liabilities | 289 |

STOCKHOLDER'S EQUITY

| | |
|---|---:|
| Common stock - no par value; 30,000 shares authorized; 1,000 shares issued and outstanding | 1,000 |
| Additional paid in capital | 59,000 |
| Retained earnings | 6,072 |
| | |
| Total Stockholder's Equity | 66,072 |
| | |
| Total Liabilities and Stockholder's Equity | $ 66,361 |

(See Accompanying Notes)

Russell Novak & Company, LLP

## MERITUS FINANCIAL GROUP, INC.
## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUE
Commissions $ 420,641

EXPENSES
| | |
|---|---:|
| Management fees | 289,501 |
| Clearing costs | 78,786 |
| Technology cost | 8,190 |
| Office expense | 20,977 |
| Professional fees | 9,865 |
| Regulatory fees and dues | 7,493 |
| Advertising and marketing | 5,125 |
| Dues & subscriptions | 1,261 |
| Charitable contributions | 2,525 |
| Insurance | 929 |
| Miscellaneous expenses | 105 |
| Total Expenses | 424,757 |

NET LOSS FROM OPERATIONS ( 4,116)

OTHER INCOME (EXPENSE) 1,547

NET LOSS BEFORE TAXES ( 2,569)

PROVISION FOR INCOME TAXES -

NET LOSS $( 2,569)

(See Accompanying Notes)

Russell Novak & Company, LLP

# MERITUS FINANCIAL GROUP, INC.
## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
## TO CLAIMS OF CREDITORS
## FOR THE YEAR ENDED DECEMBER 31, 2005

| | |
|---|---|
| BALANCE - JANUARY 01, 2005 | $ - |
| ADDITIONS (DEDUCTIONS) | - |
| BALANCE - DECEMBER 31, 2005 | $ - |

(See Accompanying Notes)

Russell Novak & Company, LLP

## MERITUS FINANCIAL GROUP, INC.
## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2005

| | Common Stock | Additional Paid in Capital | Retained Earnings |
|---|---|---|---|
| BALANCE - JANUARY 01, 2005 | $ 1,000 | $ 59,000 | $ 8,641 |
| Capital contribution during the year ended December 31, 2005 | - | - | - |
| Net loss for the year ended December 31, 2005 | - | - | ( 2,569) |
| BALANCE - DECEMBER 31, 2005 | $ 1,000 | $ 59,000 | $ 6,072 |

(See Accompanying Notes)

Russell Novak & Company, LLP

## MERITUS FINANCIAL GROUP, INC.
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES

| | |
|---|---:|
| Net loss | $( 2,569) |
| Adjustments to reconcile net loss to net cash provided by operations: | |
| (Increase) decrease in assets: | |
| Accounts receivable | 12,914 |
| Increase (decrease) in liabilities: | |
| Accrued expenses and accounts payable | ( 2,207) |
| Net Cash provided by Operating Activities | 8,138 |

CASH FLOWS FROM INVESTING ACTIVITIES                                         -

CASH FLOWS FROM FINANCING ACTIVITIES                                        -

NET INCREASE IN CASH                                                              8,138

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                 51,372

CASH AND CASH EQUIVALENTS - END OF YEAR                      $   59,510

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for income taxes                                                    $     -

Cash paid for interest                                                          $     -

(See Accompanying Notes)

Russell Novak & Company, LLP

Note 1 -      Organization

The Company was incorporated in the State of Illinois on June 11, 1997. Registration as a broker-dealer with the Securities and Exchange Commission became effective February 2004. Currently, the Company operates as an introducing licensed broker-dealer with its principal location in Elgin, Illinois.

Note 2 -      Significant Accounting Policies

The Company uses the accrual method of accounting. Customer transactions are cleared on a fully-disclosed basis through another broker-dealer. Commissions and related clearing expenses are recorded on a trade-date basis as transactions occur.

The Company, with the consent of its shareholder, elected to be an S-Corporation under the provisions of the Internal Revenue Code. Instead of paying corporate income taxes, the shareholders of an S-Corporation are taxed individually on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements. The Company is responsible for paying Illinois state replacement tax on the Company's taxable income.

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Furthermore, the Company maintains its cash in accounts at various financial institutions. The balances, at times, may exceed federally insured amounts. Management periodically reviews the financial stability of these institutions.

The Company expenses advertising costs as incurred.

Note 3 -      Net Capital Requirements

Pursuant to the net capital provisions of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under SEC rule 15c3-1. Net capital may fluctuate on a daily basis. As of December 31, 2005, the Company had net capital and net capital requirements of $64,387 and $5,000, respectively. The net capital rules may effectively restrict the payment of cash dividends.

Note 4 -      Pervasiveness of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 5 -     Related Party Transactions

The Company shares office space with another company affiliated by common ownership. All rent and associated occupancy costs were paid entirely by this affiliated company on behalf of Meritus Financial Group, Inc. Beginning in April 2004, Meritus Financial Group, Inc. pays this affiliated company $1,730 per month for its share of these costs. These costs are included as office expense on the statement of operations. Additionally, Meritus Financial Group, Inc. reimburses a common paymaster (affiliated through common ownership) for salaries and other operating expenses. These costs are included as management fees expense in the statement of operations. As of December 31, 2005, there were no amounts included in the assets or liabilities of Meritus Financial Group, Inc. pursuant to these reimbursement arrangements.

SUPPLEMENTAL MATERIAL

# Russell Novak & Company, LLP
Certified Public Accountants • Business Consultants



To the Board of Directors
Meritus Financial Group, Inc.


In planning and performing our audit of the financial statements and supplemental material of Meritus Financial Group, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and supplemental material and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.  Making quarterly securities examinations, counts, verifications, and comparisons.

2.  Recordation of differences required by rule 17a-13.

3.  Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



Our consideration of internal control would not necessarily disclose all matters relating to internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Russell Novak & Company, LLP*

Russell Novak & Company, LLP
January 9, 2006

| BROKER OR DEALER: | Meritus Financial Group, Inc. | **as of:** December 31, 2005 |
|---|---|---|

## COMPUTATION OF NET CAPITAL

| | | | |
|---|---|---|---|
| 1. Total ownership equity (from Statement of Financial Condition - Item 1800) | | $ 66,072 | 3480 |
| 2. Deduct: Ownership equity not allowable for net capital | | 0 | 3490 |
| 3. Total ownership equity qualified for net capital | | 66,072 | 3500 |

4. Add:

| | | |
|---|---|---|
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | 0 | 3520 |
| B. Other (deductions) or allowable credits (List) | 0 | 3525 |

| | | | |
|---|---|---|---|
| 5. Total capital and allowable subordinated liabilities | | $ 66,072 | 3530 |

6. Deductions and/or charges:

A. Total non-allowable assets from
Statement of Financial Condition (Notes B and C)     $ 654 | 3540

  1. Additional charges for customers' and
non-customers' security accounts     0 | 3550

  2. Additional charges for customers' and
non-customers' commodity accounts     0 | 3560

B. Aged fail-to-deliver     0 | 3570

  1. Number of items     0 | 3450

C. Aged short security differences-less
reserve of     $ 0 | 3460     0 | 3580
number of items     0 | 3470

D. Secured demand note deficiency     0 | 3590

E. Commodity futures contracts and spot commodities
proprietary capital charges     0 | 3600

F. Other deductions and/or charges     0 | 3610

G. Deductions for accounts carried under Rule 15c3-1(a)(6),(a)(7) and (c)(2)(x)     0 | 3615

H. Total deductions and/or charges     (654) | 3620

| | | | |
|---|---|---|---|
| 7. Other additions and/or allowable credits (List) | | 0 | 3630 |
| 8. Net Capital before haircuts on securities positions | | $ 65,418 | 3640 |

9. Haircuts on securities: (computed, where applicable,
pursuant to 15c3-1(f)):

A. Contractual securities commitments     0 | 3660

B. Subordinated securities borrowings     0 | 3670

C. Trading and Investment securities:

  1. Bankers' acceptances, certificates of deposit
and commercial paper     0 | 3680

  2. U.S. and Canadian government obligations     0 | 3690

  3. State and municipal government obligations     0 | 3700

  4. Corporate obligations     0 | 3710

  5. Stocks and warrants     0 | 3720

  6. Options     0 | 3730

  7. Arbitrage     0 | 3732

  8. Other securities     1,031 | 3734

D. Undue concentration     0 | 3650

E. Other (list)     0 | 3736     (1,031) | 3740

| | | | |
|---|---|---|---|
| 10. Net Capital | | $ 64,387 | 3750 |

## MERITUS FINANCIAL GROUP, INC.
## RECONCILIATION OF UNAUDITED NET CAPITAL COMPUTATION
## TO AUDITED NET CAPITAL AND UNAUDITED AGGREGATE
## INDEBTEDNESS TO AUDITED AGGREGATE INDEBTEDNESS
## DECEMBER 31, 2005

NET CAPITAL PER UNAUDITED COMPUTATION $ 64,387

NET CAPITAL PER AUDITED COMPUTATION $ 64,387

AGGREGATE INDEBTEDNESS PER UNAUDITED COMPUTATION $ 289

AGGREGATE INDEBTEDNESS PER AUDITED COMPUTATION $ 289